

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

June 17, 2008

Mr. Daniel Ollech
Chief Executive Officer
B&D Food, Corp.
575 Madison Avenue, Suite 1006
New York, New York 10022-2511

> **Re: B&D Food, Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 22, 2008**
> **Item 4.01 Form 8-K/A**
> **Filed June 16, 2008**
> **File No. 000-21247**

Dear Mr. Ollech:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief